Exhibit 99.1

STELLAR BIOTECHNOLOGIES, INC. TO PRESENT AT TWO INVESTOR CONFERENCES IN JANUARY

PORT HUENEME, CA, (January 6, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announced today that the Company will present at two upcoming investor conferences in January: the Biotech Showcase 2014 in San Francisco and the Noble Financial Capital Markets Tenth Annual Equity Conference in South Florida.

Frank Oakes, Stellar’s President and CEO will present at both conferences, providing an overview of the Company, its programs and milestones, and 2014 corporate objectives.  Members of Stellar’s executive team will be available for meetings at both events.

Biotech Showcase™ 2014
Date and Time: January 14, 2014, 4:00 PM PST
Venue Location: Parc 55 Wyndham San Francisco, CA
Conference Website: http://www.ebdgroup.com/bts/index.php

Noble Financial Capital Markets Tenth Annual Equity Conference
Date and Time: January 21, 2014, 8:00 AM EST
Venue Location: Club Med Sandpiper Bay, Sandpiper Bay, Florida
Conference Website: http://www.nobleresearch.com/TEN/2014.htm

Presentation schedules and details will be posted on Stellar’s website at http://stellarbiotechnologies.com/investors/profile_presentations/ .

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

To receive regular updates, enter email at http://stellarbiotechnologies.com/contact/

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
investorrelations@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.